Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 6, 2009 and the Prospectus dated April 6, 2009

Registration No. 333-158424

April 7, 2009

VENTAS REALTY, LIMITED PARTNERSHIP

VENTAS CAPITAL CORPORATION

$200,000,000 6 1/2% Senior Notes due 2016

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantors:

Ventas, Inc. and each of its current and future Restricted Subsidiaries (other than Excluded Joint Ventures) (as each term is defined in the Preliminary Prospectus Supplement) until certain conditions are met

Aggregate Principal Amount:	$200,000,000

Title of Securities:	6 1/2% Senior Notes due 2016

Final Maturity Date:	June 1, 2016

Public Offering Price:	84.25%, plus accrued interest, if any, from December 1, 2008

Coupon:	6.50%

Yield Per Annum:	9.597%

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	June 1, 2009

Gross Proceeds:	$168,500,000

Underwriting Discount:	$2,500,000

Net Proceeds to Issuers before Expenses:	$166,000,000

Net Proceeds to Issuers after Expenses:	$165,750,000

Original Issue Discount:

The issue price of the notes is less than the principal amount thereof by more than a de minimis amount, and therefore the notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes generally in an amount equal to that difference. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. UBS Securities LLC

Senior Co-Manager:	Calyon Securities (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc.

Allocation:	Name	Principal Amount of Notes to be Purchased

	Banc of America Securities LLC	$80,000,000.00

	Citigroup Global Markets Inc.	$40,000,000.00

	UBS Securities LLC	$40,000,000.00

	Calyon Securities (USA) Inc.	$13,334,000.00

	BMO Capital Markets Corp.	$13,333,000.00

	KeyBanc Capital Markets Inc.	$13,333,000.00

	Total	$200,000,000.00

CUSIP:	92276M AU9

ISIN:	US92276MAU99

Listing:	None

Trade Date:	April 7, 2009

Settlement Date:	April 13, 2009 (T+3)

Form of Offering	SEC Registered (Registration No. 333-158424)

Common Stock Offering:	The Common Stock Offering was increased from 8,500,000

shares to 12,750,000 shares (plus 1,912,500 shares to cover overallotments).

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC for more complete information about Ventas, Inc., the issuers and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com or by calling Citigroup Global Markets Inc. at the following collect number: 1-877-858-5407 or by calling UBS Securities LLC at the following toll-free number:  1-877-827-6444 (ext. 561-3884).